

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2021

Mark White
Chief Executive Officer and President
Touchpoint Group Holdings, Inc.
4300 Biscayne Blvd., Suite 203
Miami, FL 33137

> **Re: Touchpoint Group Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 27, 2021**
> **File No. 333-256533**

Dear Mr. White:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed May 27, 2021

Prospectus Summary—Overview
Description of Products and Services—The Touchpoint Platform, page 4

1. We note your statements on pages 4 and 5 regarding non-fungible tokens and the NFT store module, as well as your press releases dated May 26, 2021 and June 4, 2021. Please clearly describe your current or proposed business involving blockchain technology. Please clarify whether your NFTs will be supported by the Etherium blockchain or a proprietary blockchain, and describe the related risks and challenges of reliance on a third-party blockchain or developing and maintaining your own blockchain. In addition, address the state of development of any blockchain technology you will use and disclose any known or anticipated commitments for capital expenditures, the sources of funds for such expenditures, and expected timing with respect to your business development.

2.   Please provide your analysis of whether the Touchpoint Platform constitutes an online trading platform for digital asset securities. Discuss how you will determine whether a particular digital asset is not a security. Add a risk factor that there may be uncertainty regarding your determination and that regulators may disagree with your analysis. Discuss the regulatory oversight that you will have and whether you would be required to register as an exchange or an ATS.

Plan of Distribution, page 44

3.   We note your disclosure on page 45 which indicates that the selling stockholder may be deemed to be an underwriter. Please revise to state that the selling stockholder is an underwriter within the meaning of Section 2(a)(11) of the Securities Act, consistent with the prospectus cover. To the extent that any broker-dealer or agent is involved in selling the securities, indicate that each will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. In addition, please remove the statement on page 44 that the selling stockholder may sell securities under Rule 144.

Part II
Exhibits and Financial Statement Schedules, page II-4

4.   Please file the Standby Equity Commitment Agreement, the Registration Rights Agreement, and the Common Stock Purchase Warrant executed by you and MacRab LLC as exhibits to the registration statement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Vincent J. McGill